[redacted]

SECU 15047951 SION

RECEIVED MAR 0 2 2015 SEC MAIL PROCESSING SECTION WASH. D.C. 194

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SEC FILE NUMBER
8-047285

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 31/12/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pictet Overseas Inc.

OFFICIAL USE ONLY
36500
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 de la Gauchetière West, Suite 3100
(No. and Street)

Montréal	Québec	H3B 4W5
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Zavitsanos / David Parsons — 514-350-6232 / 514-350-6263
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1250, René-Levesque Blvd West, Suite 2800	Montréal	Québec	H3B 2G4
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/11

OATH OR AFFIRMATION

I, Mary Zavitsanos / David Parsons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pictet Overseas Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President / Executive Vice President

Title

Déodat Lê, Lawyer, Québec Bar# 194117-8

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Audit attestation to the firm's exemption from SEC Rule 5c3-3, paragraph (k)(2)(i).
- ☑ (p) Exemption Report under SEA Rule 17a-5(d)(4).

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

February 26, 2015

Report of Independent Registered Public Accounting Firm

To the management of Pictet Overseas Inc.

We have audited the accompanying balance sheets of Pictet Overseas Inc.as of December 31, 2014, and the related Statement of Changes in Shareholder's Equity, Statement of Earnings and Statement of Cash Flows for the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pictet Overseas Inc at December 31, 2014, and the results of its operations and its cash flows for the period ended December 31,2014 in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A127593

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4 T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

Pictet Overseas Inc.

Balance sheets

As of December 31, 2014

(expressed in US dollars)

	2014 $	2013 $
Assets		
Current assets		
Cash and cash equivalents	1,876,565	1,971,133
Short-term deposits	14,700,000	14,000,000
Accounts receivable	203,453	488,627
Prepaid expenses	108,438	70,804
Income taxes receivable	63,116	-
	16,951,572	16,530,564
Liabilities		
Current liabilities		
Accounts payable and accrued charges	274,674	363,876
Income taxes payable	-	91,844
	274,674	455,720
Shareholder's Equity		
Redeemable preferred shares (note 3)	5,000,000	5,000,000
Common shares (note 3)	5,000,000	5,000,000
Retained earnings	6,676,898	6,074,844
	16,676,898	16,074,844
	16,951,572	16,530,564

Approved by the Board of Directors

____________________ Director ____________________ Director

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.
Statements of Changes in Shareholder's Equity
For the year ended December 31, 2014

(expressed in US dollars)

	Common stock		Preferred stock					
	Number of Class A common shares	Amount $	Number of Class C preferred shares	Amount $	Number of Class D preferred shares	Amount $	Retained earnings $	Total $
Balance as at December 31, 2012	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	4,815,681	14,815,681
Net earnings for the year	-	-	-	-	-	-	1,259,163	1,259,163
Balance as at December 31, 2013	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000,	6,074,844	16,074,844
Net earnings for the year	-	-	-	-	-	-	952,054	952,054
Dividends paid to Class A shares	-	-	-	-	-	-	(350,000)	(350,000)
Balance as at December 31, 2014	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	6,676,898	16,676,898

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.
Statements of Earnings
For the year ended December 31, 2014

(expressed in US dollars)

	2014 $	2013 $
Revenue		
Commissions (note 4)	5,307,272	5,425,367
Interest	13,204	15,632
Other Income	44,866	5,560
	5,365,342	5,446,559
Expenses		
Personnel	952,909	909,645
Operating (note 5)	1,806,467	1,881,077
General and administrative (note 6)	1,298,030	927,728
Interest	1,718	-
	4,059,124	3,718,450
Earnings before income taxes	1,306,218	1,728,109
Provision for income taxes (note 7)	354,164	468,946
Net earnings for the year	952,054	1,259,163

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.

Statements of Cash Flows

For the year ended December 31, 2014

(expressed in US dollars)

	2014 $	2013 $
Cash flows from		
Operating activities		
Net earnings for the year	952,054	1,259,163
Changes in non-cash operating working capital items		
Decrease in accounts receivable	285,174	203,966
Decrease (increase) in prepaid expenses	(37,634)	37,286
Increase in income taxes recoverable	(63,116)	-
Decrease in accounts payable and accrued charges	(89,202)	(168,007)
(Decrease) increase in income taxes payable	(91,844)	30,116
	3,378	103,361
	955,432	1,362,524
Investing activities		
Acquisition of short-term deposits	(35,000,000)	(29,800,000)
Redemption of short-term deposits	34,300,000	28,700,000
	(700,000)	(1,100,000)
Financing activities		
Dividends paid	(350,000)	-
Increase in cash and cash equivalents during the year	(94,568)	262,524
Cash and cash equivalents – Beginning of year	1,971,133	1,708,609
Cash and cash equivalents – End of year	1,876,565	1,971,133
Supplementary information		
Interest paid	1,718	-
Income taxes paid	421,116	436,686

The accompanying notes are an integral part of these financial statements.

(expressed in US dollars)

1 Incorporation and nature of business

Pictet Overseas Inc. (the "company") was incorporated on December 7, 1993 under the laws of Canada and began operations on July 1, 1994. The company is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered as a broker-dealer with the Securities Exchange Commission. The company is also registered as a broker-dealer in 53 US states and territories. The company's business activities include marketing European and North American trade execution services for equities, options and foreign exchange. The company is an affiliate of Banque Pictet & Cie SA.

The company is a member of the National Futures Association ("NFA") and is registered with the US Commodity Futures Trading Commission ("CFTC") as an introducing broker and has been approved as a Swap firm. To date, the company has been inactive as an introducing broker. The company has an application pending with the NFA to become a Futures Commission Merchant.

2 Significant accounting policies

Basis of presentation

The financial statements have been prepared under accounting principles generally accepted in the United States of America (US GAAP).

The financial statements are prepared and presented in US dollars, which is also the company's functional currency.

Revenue recognition

The company records its brokerage operations and commission revenue on securities transactions on a settlement date basis.

Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and highly liquid short-term deposits less bank overdrafts. The company considers short-term deposits with original terms to maturity of three months or less to be cash equivalents. Cash and cash equivalents are accounted for at amortized cost.

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

(expressed in US dollars)

Foreign currency translation

These financial statements have been prepared in US dollars. Revenues and expenses denominated in a foreign currency are translated at the average rates prevailing during the year. Monetary assets and liabilities denominated in a foreign currency are translated at the rates in effect at the balance sheet date. Gains and losses on foreign exchange are included in the statement of earnings.

Management estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management considers that no significant estimates are made in the context of the financial statements.

Estimated fair value of financial instruments

The company values its financial instruments using a hierarchy of fair values that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Financial assets and financial liabilities

The company's financial assets and financial liabilities include cash and cash equivalents carried at amounts that approximate market value due to their short-term nature. These amounts are Level 2 assets and liabilities.

(expressed in US dollars)

3 Capital stock

Authorized, unlimited as to number
- Class A common shares, voting
- Class B common shares, non-voting
- Class A preferred shares, voting, non-participating, without par value, ranking in priority to Class B, C and D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class B preferred shares, non-voting, non-participating, without par value, ranking in priority to Class C and D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class C preferred shares, voting, non-participating, without par value, ranking in priority to Class D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends
- Class D preferred shares, non-voting, non-participating, without par value, ranking in priority to Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Issued and fully paid

	2014 $	2013 $
2,500,000 Class C preferred shares	2,500,000	2,500,000
2,500,000 Class D preferred shares	2,500,000	2,500,000
5,000,000 Class A common shares	5,000,000	5,000,000
	10,000,000	10,000,000

4 Commissions

	2014 $	2013 $
Brokerage commissions	4,320,646	4,414,229
Foreign exchange market	986,626	1,011,138
	5,307,272	5,425,367

(expressed in US dollars)

5 Operating expenses

	2014 $	2013 $
Stock exchange and related expenses	946,904	968,373
Information services and subscriptions	686,080	768,208
Membership fees	130,813	136,596
Licences and software maintenance	11,150	15,338
Loss (gain) on foreign exchange	31,520	(7,438)
	1,806,467	1,881,077

6 General and administrative expenses

	2014 $	2013 $
Management fees	390,870	416,261
Travel, meals and entertainment	24,297	57,882
Professional and other fees	833,052	398,062
General office expenses	49,811	55,523
	1,298,030	927,728

(expressed in US dollars)

7 Current income taxes

Rate reconciliation: Statutory to effective tax rate

	2014 $	2013 $
Earnings before income taxes	1,306,218	1,728,109
Provision for income taxes	354,164	468,946
Income taxes at statutory rate (at 26.9%)	351,373	464,861
Permanent items		
Non-deductible meals	1,419	1,443
Other reconciliation items		
True-up difference from prior years and other	1,372	2,642
Provision for income taxes	354,164	468,946

8 Related party transactions and balances

All transactions and balances with related parties are with entities under common control of the partners of Banque Pictet & Cie SA.

The balance sheet includes the following related party balances:

	2014 $	2013 $
Assets		
Cash and cash equivalents	20,496	5,065
Accounts receivable	834	265,941
Liabilities		
Accounts payable and accrued charges	-	12,866

(expressed in US dollars)

The statement of earnings includes the following related party transactions:

	2014 $	2013 $
Revenue		
Commissions	3,898,950	3,790,068
Expenses		
Personnel	952,909	869,098
Operating	95,153	100,070
General and administrative	390,870	416,261

The company clears its North American trades through Pictet Canada L.P. and its European and international (with few exceptions) trades through Banque Pictet & Cie SA. Commissions are collected by Pictet Canada L.P. and Banque Pictet & Cie SA at the settlement date and remitted to the company.

During the year, the company paid clearing fees to Pictet Canada L.P. These are included in operating expenses. Similarly, the company paid trade execution fees to Pictet Canada L.P. and Banque Pictet & Cie SA.

The company has entered into a service level agreement with Pictet Canada L.P. for administrative, accounting and back-office services. Under the terms of this agreement, the company reimburses a portion of personnel and general administrative services to Pictet Canada L.P

The company has entered into a service agreement with Pictet & Cie Group SCA. Under the terms of this agreement, the company is invoiced for strategic support and monitoring services provided by Pictet & Cie Group SCA. The amount paid is included in general and administrative expenses.

Unless otherwise disclosed, all related party transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and the company.

9 Financial instruments and risk management

Fair value

The company has estimated the fair market values of its financial instruments based on the current interest rate environment, related market values and current pricing of financial instruments with comparable terms. The carrying values of its financial instruments approximate their fair market values, unless otherwise indicated.

(expressed in US dollars)

Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The company's credit risk arises from its short-term deposits and accounts receivable. The maximum exposure of the company to credit risk before taking into account any collateral held or other credit enhancements is the carrying amount of the receivables.

	2014 $	2013 $
Short-term deposits	14,700,000	14,000,000
Accounts receivable	203,453	488,627
Maximum exposure	14,903,453	14,488,627

The company's financial instruments are with other major financial institutions. Consequently, management considers the risk of counterparties defaulting on their obligations to be remote. As of December 31, 2014 and 2013, there was no amount of receivables in default.

Liquidity risk

Liquidity risk is the risk that the company will be unable to meet a demand for cash or fund its obligations as they come due. The company's management is responsible for reviewing liquidity resources to ensure that funds are readily available to meet its financial obligations as they come due, as well as ensuring that adequate funds exist to support business strategies and operational growth. All of the short-term deposits are held with a Canadian chartered bank and have maturities of up to 12 months. The company manages its treasury on a monthly basis. Any excess cash after taking into account planned operational expenses is invested in short-term deposits for a period of up to 12 months.

The contractual terms to maturity of the financial liabilities owed by the company as of December 31, 2014 and 2013 are all due within three months.

Market risk

Market risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices. The company separates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair value risk

The company's exposure to fair value risk is negligible as it does not engage in proprietary trading. All of its investments are in short-term deposits held with a Canadian chartered bank with maturities of up to 12 months.

(expressed in US dollars)

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the fair value or future cash flows of financial instruments held by the company. The company incurs interest rate risk on its cash and cash equivalents and short-term deposits. The company does not hedge its exposure to interest rates risk as it is minimal.

The following table summarizes the financial instruments and their fair values as of December 31, 2014:

Financial Instruments	**Fair Value $**	**Interest Rate %**
Cash and cash equivalents	1,876,565	-
Short-term deposits	14,700,000	0.08

As of December 31, 2014, and assuming that all other variables remain constant, a 100 basis point appreciation or depreciation of the interest rate would result in an increase of $147,000 or a decrease of $11,760 respectively in net earnings.

The following table summarizes the financial instruments and their fair values as of December 31, 2013:

Financial Instruments	**Fair Value $**	**Interest Rate %**
Cash and cash equivalents	1,971,133	-
Short-term deposits	14,000,000	0.09

As of December 31, 2013, and assuming that all other variables remain constant, a 100 basis point appreciation or depreciation of the interest rate would result in an increase of $140,000 or a decrease of $12,600 respectively in net earnings.

(expressed in US dollars)

Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in losses.

The significant balances in foreign currencies expressed in equivalent US dollars as of December 31, 2014 are as follows:

	US$	CA$	Other
Cash and cash equivalents	1,850,203	15,870	10,492
Short-term deposits	14,700,000	-	-
Accounts receivable	187,029	15,790	634
Income taxes receivable	-	63,116	-
Accounts payable and accrued charges	(222,275)	(52,399)	-
	16,514,957	42,377	11,126

Based on the above net exposures as of December 31, 2014 and assuming that all other variables remain constant, a 5% appreciation or depreciation of the Us dollar against the Canadian dollar would result in a decrease or increase of $2,119 respectively in net earnings.

The significant balances in foreign currencies expressed in equivalent US dollars as of December 31, 2013 are as follows:

	US$	CA$	Other
Cash and cash equivalents	1,889,924	79,315	1,894
Short-term deposits	14,000,000	-	-
Accounts receivable	471,424	15,118	2,085
Accounts payable and accrued charges	(344,427)	(19,449)	-
Income taxes payable	-	(91,944)	-
	16,016,921	(16,860)	3,979

Based on the above net exposures as of December 31, 2013 and assuming that all other variables remain constant, a 5% appreciation or depreciation of the US dollar against the Canadian dollar would result in a decrease or increase of $843 respectively in net earnings.

10 Capital management

The company's capital comprises capital stock and retained earnings.

As a member of FINRA, the company is subject to the capital requirements (Rule 15c 3-1) of the Securities and Exchange Act of 1934. This Rule prescribes, among other things, a minimum net capital of $250,000 and that "aggregate indebtedness" may not exceed 1,500% of "net capital" as those terms are defined by the Act.

(expressed in US dollars)

The company's management monitors the capital of the company to ensure that it has adequate funds to support business strategies and operational growth. In order to maintain or adjust the capital structure, the company may issue additional shares or pay out dividends. On a weekly basis, the company documents its monitoring of excess net capital and compares the current balance to the projected capital and prior weeks' amounts.

The company does not hold client funds. However, if inadvertently received, the company promptly forwards all funds and securities received. Accordingly, the company is exempt from Rule 15c 3-3 of the Act, under paragraph (k)(2)(i) of that Rule.

In 2014, the company continued unchanged its 2013 strategy, which was to maintain its excess net capital at substantially greater than the minimum net capital required. As of December 31, 2014, the company's aggregate indebtedness and net capital were $274,674 and $16,296,381 respectively (2013 - $455,720 and $15,491,263 respectively), giving a result of 1.7% (2013 – 2.9%).

11 Commitments and Contingencies

The company accrues loss contingencies if it is probable that a loss will result from the contingency and the amount of the loss can be reasonably estimated. If it is reasonably possible that a loss contingency will occur, the company only discloses the contingency. As at December 31, 2014, no contingencies existed.

pwc

SEC MAIL PROCESSING
RECEIVED
MAR 02 2015
194
SECTION

February 26, 2015

Report of Independent Registered Public Accounting Firm

To Pictet Overseas Inc. management

The report on our audit of the financial statements of Pictet Overseas Inc. as of December 31, 2014 and for the year then ended appears on page 2 of this document. The computation of net capital is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act.. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the computation of net capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A127593

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

Pictet Overseas Inc.

Schedule of computation of Net Capital

As of December 31, 2014

(expressed in US dollars)

	2014 $	2013 $
Net Capital		
Capital stock	10,000,000	10,000,000
Retained earnings	6,676,898	6,074,844
	16,676,898	16,074,844
Accounts receivable (non-allowable portion)	201,157	485,442
Prepaid expenses	108,438	70,804
Income taxes recoverable	63,116	-
Haircut on foreign currency	1,681	4,960
Haircut on short-term investments	6,125	22,375
	380,517	583,581
	16,296,381	15,491,263
Aggregate indebtedness		
Accounts payable and accrued charges	274,674	363,876
Income taxes payable	-	91,844
	274,674	455,720
Aggregate indebtedness as percentage of net capital	1.7%	2.9%

Statement pursuant to paragraph d(4) of Rule 17a-5

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the company's unaudited December 31,2014 FOCUS Report filed on January 27, 2015.

pwc

February 26, 2015

To the Board of Directors of
Pictet Overseas Inc.

In planning and performing our audit of the financial statements of Pictet Overseas Inc. (the "Company") as of and for the year ended December 31, 2014, in accordance with the standards of the Public Company Accounting Oversight Board (United States),we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11)
2. Determining compliance with the exemptive provisions of Rule 15c3-3
3. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2014 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Partnership of Chartered Professional Accountants

pwc

February 26, 2015

Independent Auditor's Report

To the management of Pictet Overseas Inc.

We have audited the accompanying statement of changes in shareholder's equity of Pictet Overseas Inc. for the year ended December 31, 2014.

Management's Responsibility for the statement of changes in shareholder's equity

Management is responsible for the preparation and fair presentation of the statement of changes in shareholder's equity in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of changes in shareholder's equity that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of changes in shareholder's equity based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of changes in shareholder's equity is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of changes in shareholder's equity. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of changes in shareholder's equity, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of changes in shareholder's equity in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of changes in shareholder's equity. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

pwc

Opinion

In our opinion, the accompanying statement of changes in shareholder's equity presents fairly, in all material respects, the changes in shareholder's equity of Pictet Overseas Inc. for the year ended December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Other matter

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the financial statements of Pictet Overseas Inc. as at and for the year ended December 31, 2014, and our report thereon, dated February 26, 2015, expressed an unmodified opinion on those financial statements.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A127593

Pictet Overseas Inc.

Statement of Changes in Shareholder's Equity
December 31, 2014
(expressed in US dollars)

Pictet Overseas Inc.
Statement of Changes in Shareholder's Equity
For the year ended December 31, 2014

(expressed in US dollars)

	Common stock		Preferred stock					
	Number of Class A common shares	Amount $	Number of Class C preferred shares	Amount $	Number of Class D preferred shares	Amount $	Retained earnings $	Total $
Balance as at December 31, 2012	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	4,815,681	14,815,681
Net earnings for the year	-	-	-	-	-	-	1,259,163	1,259,163
Balance as at December 31, 2013	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000,	6,074,844	16,074,844
Net earnings for the year	-	-	-	-	-	-	952,054	952,054
Dividends paid to Class A shares	-	-	-	-	-	-	(350,000)	(350,000)
Balance as at December 31, 2014	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	6,676,898	16,676,898

pwc

February 26, 2015

Report of Independent Accountants

To the Shareholder of Pictet Overseas Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Pictet Overseas Inc. for the year ended December 31,2014, which were agreed to by Pictet Overseas Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Pictet Overseas Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31,2014. Management is responsible for Pictet Overseas Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated July 22nd, 2014 in the amount of $6,482 ($20 bank fee) and February 24th, 2015 in the amount of $6,796 ($20 bank fee) from RBC account number USD 407-266-6. No differences were noted.

2. Compared the Total Revenue amount reported on page 7, line 12 of the audited Form X-17A-5 for the year ended December 31, 2014 to the Total revenue amount of $5,293,033 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2014. No differences were noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   No adjustments reported on page 2, items 2b.

   Adjustment on 2c.9.i of $1,718 due to interest expense.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $5,291,315 and $13,238 respectively of the Form SIPC-7. We noted a difference of $ 10 on line 2e due to rounding.

5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7T filed for the prior period ended December 31,2013 on which it was originally computed .No differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Pictet Overseas Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A127593

pwc

February 26, 2015

Report of Independent Registered Public Accounting Firm

To the management of Pictet Overseas Inc.

We have reviewed Pictet Overseas Inc.'s assertions, included in the accompanying Pictet Overseas Inc Exemption Report , in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the January 1,2014 to December 31,2014 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the January 1, 2014 to December 31, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A127593

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2800, Montréal, Quebec, Canada H3B 2G4
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

1000 de la Gauchetière West
Suite 3100
Montreal, Quebec H3B 4W5
Canada

Tel. 514 288 8161
Fax 514 288 5472

Toll free 1 800 561 6286

Pictet Overseas Inc.

PICTET
1805

Pictet Overseas Inc. - Exemption Report

Pictet Overseas Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(2)(i)
2. The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3 (k)(2)(i) throughout the most recent fiscal year ended December 31, 2014 without exception.

On behalf of Pictet Overseas Inc.

We, David Parsons and Mary Zavitsanos affirm that, to the best of our knowledge and belief, this Exemption Report is true and correct.

David Parsons
Executive Vice-president and Director

Mary Zavitsanos
Senior Vice-President and Director

February 26, 2015